UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Lanvin Group Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.000001 per share
(Title of Class of Securities)

G5380J100
(CUSIP Number)

SZE Mei Ming
Room 808, ICBC Tower,
3 Garden Road, Central
Hong Kong
(852) 2509 3228
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5380J100

1.	Name of Reporting Persons: Fosun International Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,671,565 (see Item 5)
	8.	Shared Voting Power 28,383,006 (1) (see Item 5)
	9.	Sole Dispositive Power 56,671,565
	10.	Shared Dispositive Power 28,383,006 (1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,054,571(2) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.65%(3) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 22,311,415 ordinary shares, par value $0.000001 per share (“Ordinary Shares”) held by Fosun Fashion Holdings (Cayman) Limited and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly owned by Fosun International Limited (HKSE Stock Code: 00656). Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Includes (i) 56,671,565 Ordinary Shares held by Fosun International Limited, (ii) 22,311,415 Ordinary Shares held by Fosun Fashion Holdings (Cayman) Limited and (iii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited.

(3) Based on 145,021,452 Ordinary Shares outstanding as of January 12, 2024, as disclosed in the Issuer’s registration statement on Form F-3 (File No. 333-276476) filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2024.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Fosun Fashion Holdings (Cayman) Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 22,311,415 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,311,415 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,311,415 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.38%(1) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1)  Based on 145,021,452 Ordinary Shares outstanding as of January 12, 2024, as disclosed in the Issuer’s registration statement on Form F-3 (File No. 333-276476) filed with the SEC on January 12, 2024.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Yujing Fashion (BVI) Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 6,071,591(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.19%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Based on 145,021,452 Ordinary Shares outstanding as of January 12, 2024, as disclosed in the Issuer’s registration statement on Form F-3 (File No. 333-276476) filed with the SEC on January 12, 2024.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Shanghai Yuyuan Tourist Mart (Group) Co., Ltd I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 6,071,591(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.19%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Based on 145,021,452 Ordinary Shares outstanding as of January 12, 2024, as disclosed in the Issuer’s registration statement on Form F-3 (File No. 333-276476) filed with the SEC on January 12, 2024.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Yu Jing Industrial Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 6,071,591(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.19%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Based on 145,021,452 Ordinary Shares outstanding as of January 12, 2024, as disclosed in the Issuer’s registration statement on Form F-3 (File No. 333-276476) filed with the SEC on January 12, 2024.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”), jointly filed on behalf of Fosun International Limited (“Fosun International”), Fosun Fashion Holdings (Cayman) Limited (“FFH”), Yujing Fashion (BVI) Limited (“Yujing Fashion”), Yu Jing Industrial Limited (“Yu Jing”) and Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (“Yuyuan” and, together with Fosun International, FFH, Yujing Fashion and Yu Jing, the “Reporting Persons” and each a “Reporting Person”), relates to the ordinary shares, par value $0.000001 per share (the “Ordinary Shares”) of Lanvin Group Holdings Limited (the “Issuer”), and amends and supplements the Schedule 13D filed by the Reporting Persons on December 14, 2022 with the SEC, as amended by Amendment No. 1 filed by the Reporting Persons on December 18, 2023 and as amended further by Amendment No. 2 filed by the Reporting Persons on February 7, 2024 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 13D.

Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer

This Amendment is being filed to update the percentages of the Ordinary Shares beneficially owned by the Reporting Persons in connection with Fosun International mortgaging and charging additional 26,500,000 Ordinary Shares (the “Additional Charged Shares”), in favor of Meritz pursuant to the Meritz SBSA. The Additional Charged Shares were transferred from FFH to Fosun International, and not in connection with a disposition of any Ordinary Shares by the Reporting Persons.

Section (a) and Section (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. Fosun International directly beneficially owns 56,671,565, or 39.08%, of the Ordinary Shares. FFH directly beneficially owns 22,311,415, or 15.38%, of the Ordinary Shares. Yujing Fashion directly beneficially owns 6,071,591, or 4.19%, of the Ordinary Shares. Yu Jing as the sole shareholder of Yujing Fashion, and Yuyuan as the sole shareholder of Yu Jing, may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 6,071,591 Ordinary Shares owned directly by Yujing Fashion. Fosun International as the sole shareholder of FFH and the indirect majority shareholder of Yujing Fashion may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 22,311,415 and 6,071,591 Ordinary Shares owned directly by FFH and Yujing Fashion, respectively.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Ordinary Shares.

(c)   On December 14, 2023, February 5, 2024 and April 5, 2024, FFH transferred 5,171,565, 25,000,000 and 26,500,000 Ordinary Shares to Fosun International, respectively. Except as disclosed herein, none of the Reporting Persons has effected and, to the best knowledge of the Reporting Persons, none of the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)   Except as disclosed herein, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Ordinary Shares to which this Schedule 13D relates.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Pursuant to the Meritz SBSA and the Amended and Restated Relationship Agreement, Fosun International mortgaged and charged additional 26,500,000 Ordinary Shares in favor of Meritz on April 5, 2024. These additional charged shares will be deposited into the same secured securities account charged in favor of Meritz as the initial share charge pursuant to the Account Security Agreement. These additional charged shares were transferred from FFH to Fosun International.

Item 7. Materials to be Filed as Exhibits

Exhibit
No.	Description
99.1*	Joint Filing Agreement, dated December 23, 2022, by and among the Reporting Persons.
99.2	Business Combination Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.3	Amendment No.1 to the Business Combination Agreement, dated as of October 17, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.4	Amendment No. 2 to the Business Combination Agreement, dated as of October 20, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.5	Amendment No. 3 to the Business Combination Agreement, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.6	Amendment No. 4 to the Business Combination Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.7	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333- 266095), as amended, initially filed with the SEC on July 11, 2022).
99.8	Lock-Up Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.9	Investor Rights Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.10	Share Buyback and Subscription Agreement, dated as of December 1, 2023, by and between Lanvin Group Holdings Limited and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-41569) furnished to the SEC on December 1, 2023).
99.11	Amended and Restated Relationship Agreement, dated as of December 1, 2023, by and between Lanvin Group Holdings Limited and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-41569) furnished to the SEC on December 1, 2023).
99.12*	Account Security Agreement, dated as of December 14, 2023, between Fosun International Limited and Meritz Securities Co., Ltd.

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2024

Fosun International Limited

By:	/s/ SZE Mei Ming
Name:	SZE Mei Ming
Title:	Company Secretary

Fosun Fashion Holdings (Cayman) Limited

By:	/s/ ZOU Chao
Name:	ZOU Chao
Title:	Director

Yujing Fashion (BVI) Limited

By:	/s/ WANG Zunxiang
Name:	WANG Zunxiang
Title:	Director

Yu Jing Industrial Limited

By:	/s/ ZOU Chao
Name:	ZOU Chao
Title:	Director

Shanghai Yuyuan Tourist Mart (Group) Co., Ltd

By:	/s/ HUANG Zhen
Name:	HUANG Zhen
Title:	Director